FIRST PERRY BANCORP, INC.	HNB BANCORP, INC.

November 4, 2008

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:
Request for Acceleration
First Perry Bancorp, Inc.
Registration Statement on Form S-4 (Registration No. 333-153486)

To Whom It May Concern:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of First Perry Bancorp, Inc. and HNB Bancorp, Inc. (the "Companies"), I hereby request acceleration of effectiveness of the Companies' registration statement on Form S-4 (Registration No. 333-153486) to 4:00 PM, eastern time, on Wednesday, November 5, 2008 or at the earliest practicable time after that time and date.

        The Companies hereby acknowledge that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Companies may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, please contact Erik Gerhard at 717-731-8302 or gerhard@bybelrutledge.com.

First Perry Bancorp, Inc.	HNB Bancorp, Inc.
/s/ Robert M. Garst Robert M. Garst Executive Vice President	/s/ Kirk D. Fox Kirk D. Fox Executive Vice President